CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83



                                                  June 29, 2006

VIA EDGAR

Mr. Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

     Re:  Cablevision Systems Corporation
          CSC Holdings, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2005
          Filed March 2, 2006

          Form 10-Q for the Fiscal Quarter Ended March 31, 2006
          File Nos. 1-14764 and 1-09046

Dear Mr. Spirgel:

         This letter responds to the comment letter (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Commission"), dated June 15, 2006, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "Form 10-K") of Cablevision Systems Corporation and CSC Holdings, Inc. (collectively, the "Company"), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the "Form 10-Q") and the Company's supplemental response letter to the Commission, dated June 2, 2006.

         To facilitate the Staff's review, the Company has included in this letter the captions and numbered comments in bold text and has provided the Company's responses immediately following each numbered comment.

         In some of the responses, the Company has agreed to change or supplement the disclosures in future filings in light of the Staff's views. The Company continues to believe its prior filings are accurate in all material respects and are in compliance with applicable disclosure rules and regulations promulgated by the Commission and U.S. generally accepted accounting principles. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate.

The following are the Company's responses to the Comment Letter:

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


Selected Financial Data, pages 43 and 45
----------------------------------------

1. PLEASE REFER TO PRIOR COMMENT 1. EXPAND TO DISCLOSE THAT THE SOURCES OF REVENUES FROM LIGHTPATH ARE UNRELATED TO YOUR CABLE SYSTEM'S SUBSCRIBERS.

     Company Response - - The Company will modify the footnote to read as follows in future filings:

     "Average  monthly  revenue  per basic video  subscriber  is  calculated  by dividing the GAAP revenues for the Telecommunications Services segment, less the revenue attributable to Lightpath, for the fourth quarter for each year presented by the average monthly number of basic video subscribers served by the Company's cable systems for the same period. For purposes of this calculation, both revenue and average number of basic video subscribers exclude the Company's Lightpath operations because Lightpath's third-party revenues are unrelated to the Company's cable system subscribers."

     The Company has enhanced its response to include a reference to "third-party revenues" for additional clarity because prior to segment consolidation and eliminations, Lightpath derives intercompany revenues from the provision of interconnection and call completion services to the Company's cable system VoIP service. However, as these revenues eliminate in consolidation and their inclusion in this calculation would result in effectively double counting a portion of the revenues derived from VoIP end-users, they are appropriately excluded from the calculation.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


Note 22.  Other Matters, page I-66
--------  ------------------------

     2. PLEASE REFER TO PRIOR COMMENT 6. IT IS STILL UNCLEAR TO US WHY IT IS APPROPRIATE TO ANALOGIZE TO EITF 00-21 WITH RESPECT TO YOUR LITIGATION SETTLEMENT. IT IS OUR UNDERSTANDING THAT (1) THE TRIAL COURT GRANTED TIME WARNER'S SUMMARY JUDGMENT MOTION AS TO LIABILITY AND ITS RIGHT TO TERMINATE THE AMC AFFILIATION AGREEMENT ON JULY 8, 2005; (2) YOU AND TIME WARNER INFORMED THE COURT ON JULY 28, 2005 THAT BOTH OF YOU HAVE AGREED TO A LITIGATION SETTLEMENT; AND (3) THE LITIGATION SETTLEMENT WAS FINALIZED ON SEPTEMBER 29, 2005. IN ADDITION, WE UNDERSTAND THAT THERE WERE NO CHANGES TO THE CARRIAGE RATES IN THE EXTENDED AMC AFFILIATION AGREEMENT OTHER THAN A NORMAL CONSUMER PRICE INDEX
          ESCALATION PROVISION. BASED ON THESE FACTORS, PLEASE ADDRESS THE FOLLOWING COMMENTS:

          As discussed below, the Company believes that its accounting for the Time Warner Cable ("TWC") arrangement is appropriate because a critical element of the arrangement was TWC's entering into a 13-year affiliation agreement with AMC containing gross rates that were above market. A comparison of the gross contractual rates payable by TWC under the new affiliation agreement with the rates paid by certain groupings of other AMC affiliates demonstrates that most of the consideration in the settlement should be allocated to the new affiliation agreement.

          Background
          ----------

          The Company would like to advise the Staff as to additional background information related to the TWC matter, which supports the Company's accounting treatment.

          The Company's subsidiary, AMC, distributed cable programming content to TWC under an affiliation agreement (the "TWC Affiliation Agreement") which otherwise would have expired on December 31, 2008. The basis of TWC's claim was that AMC content distributed subsequent to May 2002 (the alleged contract breach date) differed from the content required to be delivered under the programming clause contained in the TWC Affiliation Agreement, thereby entitling TWC to terminate the agreement. As described below, TWC did not, in fact, cease carriage of the AMC programming service and continued to pay the contractual rate until it obtained a court ruling in July 2005 concluding that a breach occurred.

          On July 8, 2005, the court ruled that a breach of the content provision of the TWC Affiliation Agreement had occurred, allowing TWC to terminate the TWC Affiliation Agreement. At that time, the issue of determining if TWC suffered any monetary damages was remanded to trial. The trial never took place. On July 28, 2005, the Company and TWC reached a settlement in principle. The settlement with TWC encompassed new or amended contractual affiliation arrangements with the following entities, in addition to agreeing to make net cash payments to TWC totaling $74 million:

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


                  o   AMC,
                  o   WE: Women's Entertainment ("WE"),
                  o   Independent Film Channel,
                  o   fuse,
                  o   MagRack,
                  o   sportskool,
                  o   News 12 The Bronx,
                  o   News 12 New Jersey, and
                  o   News 12 Westchester

          In addition, the Company entered into a new carriage agreement related to NY-1 (for the continued carriage of NY-1), a TWC local news network in the greater New York City metropolitan area.


          TWC Affiliation Agreement Amendment
          -----------------------------------

          As previously noted, a key component of the settlement reached with TWC was the simultaneous execution by AMC and TWC of an amendment to the TWC Affiliation Agreement ("Amended TWC Affiliation Agreement"). As a result of the court's ruling, TWC could have unilaterally terminated the TWC Affiliation Agreement. In fact, after the July 2005 court ruling, TWC ceased making payments to AMC under the TWC Affiliation Agreement even though TWC continued to carry and distribute the AMC service. As a result, AMC discontinued revenue recognition related to the TWC affiliate fees until the Amended TWC Affiliation Agreement was entered into in September 2005.

          As discussed in greater detail below, the Amended TWC Affiliation Agreement contains terms which are more favorable to AMC than would be expected in a stand-alone affiliation agreement. These terms were only available to the Company because the Company agreed to pay TWC $74 million in the settlement agreement and provide TWC other contractual concessions.


          TWC was not Necessarily Entitled to Damages
          -------------------------------------------

          As previously noted, the July 2005 court ruling concluded that TWC could terminate the TWC Affiliation Agreement. It did not provide for any monetary damages, but rather remanded the question of damages to trial. The Company believes that had the damages trial taken place, there was little likelihood of monetary damages being awarded to TWC. This conclusion is based on the Company's belief that the change in AMC's programming did not cause TWC any financial harm that could give rise to monetary damages. First,

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


          TWC suffered no monetary loss as a result of AMC's change in content, and so TWC could not sustain a claim for monetary damages. Second, the Company believes that the change in AMC's programming did not damage TWC in any way. TWC continued to carry and distribute the AMC service from May 2002 (the beginning of the breach period) throughout the term of the TWC Affiliation Agreement and continuously through the current date. In fact, following the programming change, AMC's primetime ratings consistently exceeded the May 2002 primetime rating. As a result, during the course of the breach period, TWC benefited financially as the advertising avails that TWC received under the TWC Affiliation Agreement were more valuable than in the pre-May 2002 period because of the improved ratings for AMC.


          Analogy to EITF Issue No. 00-21
          -------------------------------

          As noted above, multiple arrangements between the Company and TWC were entered into or amended in September 2005. Emerging Issues Task Force ("EITF") Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables ("EITF 00-21"), covers the accounting for contractual arrangements involving multiple revenue-generating activities. Although EITF 00-21 covers the accounting for revenue arrangements with multiple deliverables, the Company analogized to EITF 00-21 since it provides guidance on how to define a deliverable or a separate unit of accounting, when and how to divide an arrangement (or arrangements) into separate units of accounting, and how separate contracts with an entity and its related parties may have to be treated as one arrangement if the contracts were agreed to at or near the same time. The Company believes multiple agreements entered into concurrently, which is what occurred with TWC, should be viewed as one arrangement with each element (arrangement) analyzed to determine fair value.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


          o TELL US WHETHER YOU PAY A CARRIAGE FEE WHEN AN AFFILIATION CONTRACT IS RENEWED OR EXTENDED IN THE NORMAL COURSE OF BUSINESS. IF SO, TELL US HOW THE CARRIAGE FEE IS DETERMINED.

               In the ordinary course of business, the Company's programming subsidiaries do not pay carriage support for renewals and extensions of affiliation agreements.

               However, the Company considers doing so if the renewal or extension provides for gross rates in excess of current market rates such that, taking the future value of the upfront payment into consideration, the net effective rate would still be favorable to the Company, or if the agreement contains other favorable terms (e.g., content provision modifications, advertising time provisions, channel placement, etc.). These payments would be negotiated in light of the overall deal economics and would vary based on the specific circumstances of each deal.

               The Amended TWC Affiliation Agreement is an example of a unique situation wherein large carriage payments were justifiable given the agreed upon gross carriage rates (refer to Annexes 2 and 3 for the resulting net effective rate analysis) which were favorable in light of the then current market rates, the exceptionally long term of the contract and the other net benefits and opportunities provided to the Company in connection with the overall transaction, all of which were considered in accounting for the transaction.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


          o TELL US IN MORE DETAIL WHY IT IS APPROPRIATE TO ALLOCATE THE SETTLEMENT CONSIDERATION TO AN ASSET, DEFERRED CARRIAGE FEES,

          o TELL US IN MORE DETAIL HOW YOU DETERMINED THE TOTAL FAIR VALUES OF THE SETTLEMENT DAMAGES AND THE CARRIAGE FEES. ALSO, PROVIDE US WITH YOUR CALCULATION, AND

          o TELL US IN MORE DETAIL HOW YOU ALLOCATED THE TOTAL ARRANGEMENT CONSIDERATION TO THE SETTLEMENT DAMAGES AND DEFERRED CARRIAGE FEES. ALSO, PROVIDE US WITH YOUR CALCULATION.

               It is appropriate to allocate a portion of the settlement payment to deferred carriage fees because the Company agreed to make the settlement payment primarily to induce TWC to enter into the Amended TWC Affiliation Agreement with gross contract rates that were above market. Specifically, as described in detail below, the Company provided TWC arrangement consideration (i.e., deferred carriage fees) of approximately $80.6 million for entering into a long-term affiliation agreement, at gross contract rates that were above fair-market value. The term of the Amended TWC Affiliation Agreement is through December 31, 2018, for an extended term of approximately 13 years from September 2005. The $80.6 million of deferred carriage fees consideration was capitalized as an asset. In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"), cash consideration given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. The deferred carriage asset established in September 2005 is being amortized as contra-revenue over the approximate 13-year remaining life of the Amended TWC Affiliation Agreement.

               It should be noted that the entire agreement entered into with TWC was more than just a settlement of litigation and an extension of the TWC Affiliation Agreement. The parties also entered into various other agreements that the Company considered when determining the amount of arrangement consideration to be allocated among the elements and the relative fair value(1) of each element. In order to account for these transactions, the Company first determined the total arrangement consideration and then allocated that amount based on relative fair value.


---------------
(1) The Company used undiscounted future anticipated cash flows to assess the projected economics of the arrangement and to determine whether or not to accept such negotiated contract terms. Therefore, all of the references to "fair value" of settlement damages and deferred carriage fees throughout the balance of this document are presented on an undiscounted basis. The use of net present value in the calculation would result in a negligible difference in the allocation of the arrangement consideration of less than $1.0 million.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


               Determination of Total Arrangement Consideration
               ------------------------------------------------

               The Company first assessed the fair value of the various contractual elements contained in each contract with TWC. The Company reviewed each contract to reasonably determine if the material contract terms had a discernable monetary value, and if so, if the value was consistent with the current market (fair value). Depending on the particular contract element, other relevant comparable non-TWC affiliate agreements were used as a benchmark to assess fair value against which the new contractual elements were compared to determine if additional consideration was implicitly paid or received.

               As a result of this assessment, the Company identified the following three significant elements of the arrangement which had a discernable monetary value flowing from the Company to TWC and which would not have been agreed to by the Company unless TWC agreed to settle the litigation and enter into the Amended TWC Affiliation Agreement:

                    o The Company agreed to pay an aggregate of $74 million in cash.

                    o Although the TWC affiliation agreement with WE did not expire until December 31, 2011, the Company granted TWC a significant mid-term contract concession by allowing TWC to reposition certain WE subscribers from an analog tier (most widely viewed tier) to a digital tier (least viewed tier) in certain of TWC's metropolitan New York systems, resulting in reduced future affiliate and advertising revenue to WE (in both cases because there were fewer subscribers; affiliate and advertising revenue are based in part on the number of subscribers). This concession resulted in additional arrangement consideration of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], which was recognized as deferred revenue and is being amortized to WE affiliation revenue over the remaining term (December 2011) of the WE affiliation agreement.


                    o The Company agreed to pay TWC for the continued carriage of TWC's NY-1 local news service, at rates which the Company determined were above market had the Company separately negotiated with TWC for the continued carriage of NY-1, based on a comparable non-TWC affiliation agreement. This additional arrangement consideration of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] was recorded as a deferred credit that is being recorded as a reduction of the Company's programming expense over the term of the NY-1 affiliation agreement (December 2010).

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


                    The sum of these amounts resulted in $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of arrangement consideration, which were then offset by several other adjustments relating to the amendment of several other Company affiliation agreements, and the entering into of new affiliation agreements for other Company programming services, that while strategically beneficial to the Company, did not significantly affect the arrangement consideration as they were generally market-based arrangements. The aggregate impact of these other arrangements was to reduce arrangement consideration by $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION], resulting in total arrangement consideration of $82.8 million to be applied to settlement damages and the Amended TWC Affiliation Agreement.


               Determination of the Total Fair Value of the Settlement Damages and the Deferred Carriage Fees
               -----------------------------------------------------------------

               Having determined the amount of the total arrangement consideration, the Company next sought to allocate the total arrangement consideration between the two primary benefits the Company was receiving from TWC: the settlement of the litigation (i.e., the settlement damages) and the Amended TWC Affiliation Agreement (i.e., the deferred carriage fees). In order to make this allocation, the Company needed to determine the relative fair value of the settlement and the Amended TWC Affiliation Agreement.

               To determine the total fair values of the settlement damages and the deferred carriage fees, the Company first prepared a detailed comparison of the rates in the TWC and Amended TWC Affiliation
               Agreements with the weighted average rates in AMC's other affiliation agreements. The Company created four separate AMC affiliate groupings for comparison purposes. In addition, because all of AMC's existing affiliation agreements will expire during the term of the Amended TWC Affiliation Agreement, the Company analyzed each of the comparison groups under two different rate escalation scenarios with respect to the impact of renewal negotiations on the rates in their respective contracts.

                    o Annex 1 provides specific information related to the calculation assumptions made for each rate escalation scenario, including specific information regarding the four separate combinations of AMC affiliates used for such comparisons. It also provides an explanation as to how the calculations were performed.

                    o Annex 2 and Annex 3 display the actual calculations for each of the two rate escalation scenarios using the four AMC affiliate groupings for comparison to the TWC-AMC affiliate rates.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


                    o Annex 4 displays the actual historical rate comparisons using the four AMC groupings for comparison to the TWC-AMC actual historical affiliate rates for the breach period (May 2002-June 2005).

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


               Summary of the Results of the Eight Separate Rate Comparison Calculations
               -----------------------------------------------------------------

               The detailed results of the analysis are set forth in Annexes 2, 3 and 4 hereto and are summarized in the following table (dollars in millions):


                             RATE ESCALATION                                 RATE ESCALATION
                                SCENARIO 1                                      SCENARIO 2

-------------------------------------------------------------------------------------------------------------
 AMC AFFILIATE   Gross amount  Gross amount                      Gross amount   Gross amount
 GROUPINGS         of TWC        of TWC      Excess amount          of TWC         of TWC       Excess amount
                   contract      contract       for the            contract       contract         for the
                  rates in      rates in      breach period        rates in       rates in      breach period
                  excess of     excess of       as a % of          excess of     excess of        as a % of
                   average    average rates    excess for        average rates  average rates    excess for
                  rates for   for the breach    total              for the      for the breach      total
                  the period     period         period              period         period           period
                 5/02 - 12/18  5/02 - 6/05                       5/02 - 12/18    5/02 - 6/05
                      *                                               *
-------------------------------------------------------------------------------------------------------------
  TWC rate vs.    $[NOTE 1]     $[NOTE 1]        2.2%              $[NOTE 1]      $[NOTE 1]        2.6%
    average of
  all AMC rates
  excluding TWC
       rate
-------------------------------------------------------------------------------------------------------------
  TWC rate vs.    $[NOTE 1]     $[NOTE 1]        1.5%              $[NOTE 1]      $[NOTE 1]        1.8%
    average of
  all AMC rates
  excluding TWC
  and Affiliate
     CC rates
-------------------------------------------------------------------------------------------------------------
  TWC rate vs.    $[NOTE 1]     $[NOTE 1]        1.9%              $[NOTE 1]      $[NOTE 1]        2.7%
    average of
  all AMC rates
    excluding
     TWC, and
    affiliates
   BB, CC, and
     DD rates
-------------------------------------------------------------------------------------------------------------
  TWC rate vs.    $[NOTE 1]     $[NOTE 1]        3.1%              $[NOTE 1]      $[NOTE 1]        3.4%
    average of
    affiliates
  AA,BB, and DD
      rates
-------------------------------------------------------------------------------------------------------------
  Subtotals      $[NOTE 1]     $[NOTE 1]                           $[NOTE 1]      $[NOTE 1]
-------------------------------------------------------------------------------------------------------------

               * The difference between the gross amount of TWC contract rates in excess of average rates for the period 5/02 through 12/18 and the comparable amount for the period 5/02 through 6/05 (the breach period) represents the fair value of the deferred carriage fees under each scenario.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


               NOTE 1: $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED
                       SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

               This analysis supported the Company's determination that the gross contractual rates in the Amended TWC Affiliation Agreement were above market (see the first column under each Scenario in the table above). It also supported the Company's determination that substantially all of the total arrangement consideration needed to be allocated to the Amended TWC Affiliation Agreement as deferred carriage fees.

               Based on the summary above, the gross contractual TWC rates are above market in all eight scenarios. It should be noted that none of the eight rate comparison scenarios resulted in aggregate TWC revenue being less than the fair market rates for either the May 2002 - June 2005 "breach period" or the July 2005 - December 2018 "deferred carriage fees" period and in only one of the eight scenarios was the total excess TWC revenue less than the $80.6 million of total arrangement consideration allocated to deferred carriage. The TWC breach period is the period for which settlement damages would apply. The excess of the TWC rates due and owing during the breach period, as compared to the eight individual AMC rate scenarios during the period, represent the estimated fair value of the settlement damages and ranged from $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. The excess of the TWC contract rates as compared to the eight individual AMC rate scenarios during the carriage period of July 2005 to December 2018, representing the estimated fair value of the deferred carriage fees, ranged from $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

               The Company next sought to determine the specific allocation of the total arrangement consideration between the litigation settlement and the Amended TWC Affiliation Agreement. As noted above, the Company believes that TWC would not have been able to prove monetary damages had the litigation proceeded to trial. As a result, the Company did not have a meaningful starting point in allocating any portion of the total arrangement consideration to the settlement. However, the Company recognized that in any settlement, both parties make concessions; thus some portion of the total arrangement consideration should be allocated to the litigation settlement. For this purpose, the Company sought to differentiate the gross amount of TWC rates in excess of weighted average market-based rates between (i) the breach period and (ii) the future carriage period. The Company then calculated the percentage of the total excess attributable to the damages period. (See the third column under each scenario.) The Company believes that this is an acceptable proxy for the damages portion of the settlement.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


               The following table further summarizes the information included in the table above (dollars in millions):

               ----------------------------------------------------
                                Gross amount of   Gross amount of
                                TWC contractual   TWC contractual
                                rates in excess   rates in excess
                                of average rates  of average rates
                                 for the period   for the breach
                                  5/02 - 12/18         period
                                                    5/02 - 6/05
               ----------------------------------------------------
               Rate Escalation     $[NOTE 1]        $[NOTE 1]
                  Scenario 1
                  Subtotals
               ----------------------------------------------------
               Rate Escalation     $[NOTE 1]        $[NOTE 1]
                  Scenario 2
                  Subtotals
               ----------------------------------------------------
                     Totals        $[NOTE 1]**      $[NOTE 1]**
               ----------------------------------------------------

               ** The percentage allocable to settlement damages is 2.5% ($[NOTE 1] divided by $[NOTE 1]). The percentage allocable to deferred carriage is 97.5%($[NOTE 1] divided by $[NOTE 1]).

               NOTE 1: $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED
                       SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]


               Relative Fair Value of Settlement Damages and Deferred Carriage Fees
               -----------------------------------------------------------------

               In determining the amount of the total arrangement consideration that was allocable to settlement damages, the Company took the calculated amount of the TWC-AMC gross contractual rates in excess of the weighted average rates (fair value) for the breach period (May 2002 - June 2005) for each of the eight individual scenarios and divided it by the related total TWC-AMC rates in excess of the average rates for the total period (May 2002 - December 2018). The average percentage was calculated to be 2.5%. This percent was applied against the total arrangement consideration of $82.8 million, resulting in a settlement damages estimate of $2.2 million on a relative fair value basis.

               Likewise, the amount of the total arrangement consideration that was allocable to deferred carriage fees was determined by taking the amount of the TWC-AMC gross contractual rates in excess of the weighted average rates for the carriage support period (July 2005 - December 2018) for each scenario and dividing it by the related total TWC rates in excess of the average rates for the total period (May 2002 - December 2018). The average percentage was calculated to be 97.5%. This percentage was applied against the total arrangement consideration of $82.8 million,

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


               resulting in estimated deferred carriage fees of $80.6 million on a relative fair value basis.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


               o TELL US WHY IT IS APPROPRIATE TO RECOGNIZE AN ASSET FOR THE ADDITIONAL NET ARRANGEMENT CONSIDERATION WITH RESPECT TO THE MODIFICATIONS OF THE OTHER AFFILIATION AGREEMENTS BETWEEN YOU AND TIME WARNER. WE UNDERSTAND THAT THIS CONSIDERATION WAS RECOGNIZED AS AN ASSET, DEFERRED CARRIAGE FEES, AND A CORRESPONDING LIABILITY, DEFERRED REVENUE.

                    The multiple element arrangement resulted in new assets and liabilities (deferred revenue and deferred credits). As a result of establishing these liabilities, the total AMC arrangement consideration exceeded the net cash amount paid or payable to TWC.

                    As described above, in determining the total arrangement consideration, the Company concluded that there were two significant elements in addition to the cash payments required to be made to TWC. The following table summarizes these elements of the arrangement beginning with the net cash amount paid or payable to TWC:

                        AMOUNT
                    ($ IN MILLIONS)     DESCRIPTION
                    --------------      -----------

                    $       74.0   <--  Net cash amount paid or payable to TWC.
                    $    [NOTE 1]  <--  Portion  related to C&C carriage of NY-1
                                        at  above  market  rates,  as  described
                                        above,  was  established  as a  deferred
                                        credit  (liability) to be  amortized  as
                                        contra  programming   expense  over  the
                                        remaining term of the C&C/NY-1 affiliate
                                        agreement (December 2010).
                    $    [NOTE 1]  <--  Portion    related   to   WE    contract
                                        concessions,  as described  above,  were
                                        established    as    deferred    revenue
                                        (liability)    to   be    amortized   as
                                        additional  revenue  over the  remaining
                                        term of the amended  TWC-WE  affiliation
                                        agreement (December 2011).
                    $    [NOTE 1]  <--  Various other adjustments  (individually
                                        < $0.6 million).
                    --------------
                            82.8   <--  Total arrangement consideration
                            (2.2)  <--  Portion     of     total     arrangement
                                        consideration   allocated   to   damages
                                        settlement.
                    --------------
                    $       80.6   <--  Portion     of     total     arrangement
                                        consideration   allocated   to  deferred
                                        carriage fees.
                    ==============

                    NOTE 1:  $[CONFIDENTIAL  INFORMATION  HAS BEEN  OMITTED  AND
                    FURNISHED   SEPARATELY  TO  THE   SECURITIES   AND  EXCHANGE
                    COMMISSION]

                    The Company believes it was appropriate to recognize the additional net arrangement consideration related to the WE and NY-1 affiliation agreements because those items were additional costs to the Company in the form of foregoing future cash receipts related to WE that, absent this arrangement, were contractually due to the Company and to properly account for amounts to be paid for the NY-1 news

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


                    service at above market rates. The additional consideration was not recorded as deferred carriage fees only, but was added to the total arrangement consideration and then allocated to deferred carriage fees and settlement damages based on the relative fair value calculation as described herein.

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


     o CONFIRM TO US THAT YOUR AUDITORS, KPMG, HAVE CONCURRED WITH YOUR ACCOUNTING. IF THE NATIONAL OFFICE OF KPMG WAS CONSULTED, PLEASE TELL US THE NAME OF THE PERSON(S) YOU CONSULTED.

          KPMG LLP ("KPMG") was consulted on the Company's accounting for this transaction on a contemporaneous basis and concurred with the Company's conclusions. The KPMG LLP engagement team consulted with Jeffrey N. Jones, Partner, in KPMG's Department of Professional Practice (National Office).

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


For the Staff's information, CSC Holdings, Inc. currently has on file a Registration Statement (Amendment No. 3 - - No. 333-124061) filed with the Commission on May 18, 2006. The Registration Statement covers the planned Offer to Exchange $500 million of CSC Holdings, Inc. 6 3/4% Senior Notes Due 2012 for identical 6 3/4% Series B Senior Notes Due 2012 which will be registered under the Securities Act of 1933. The Company plans to move forward with its Offer to Exchange upon clearance of this comment response letter with the Staff.


                           *    *    *    *    *    *

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


         If you have any questions or comments regarding the enclosed materials, please call the undersigned at (516) 803-1450.

                                           Very truly yours,


                                           /s/ Wm. Keith Harper
                                           Wm. Keith Harper
                                           Senior Vice President, Controller and
                                           Principal Accounting Officer

Attachments (Annexes 1, 2, 3 and 4)

cc:  Kyle Moffatt
     Dean Suehiro
     Kathleen Krebs
     (Securities and Exchange Commission)

     Michael P. Huseby
     (Executive Vice President and Chief Financial Officer)

     Victoria D. Salhus
     (Senior Vice President, Deputy General Counsel and Secretary)

                                             CABLEVISION SYSTEMS CORPORATION AND
                                                 CSC HOLDINGS, INC. HAVE CLAIMED
                                              CONFIDENTIAL TREATMENT OF PORTIONS
                                               OF THIS LETTER IN ACCORDANCE WITH
                                                        17 C.F.R. SECTION 200.83


     John P. Mead
     (Sullivan & Cromwell LLP)

     Rosemary A. DeVito
     Jeffrey N. Jones
     Leonard M. Sturm
     (KPMG LLP)

Attachments:

     Annex 1 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

     Annex 2 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

     Annex 3 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

     Annex 4 [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]